Form 4 - 04/10/01

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

[_] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person
         Bache Sr., L. Edward
         c/o First American Mortgage Securities, Inc.
         601 Cleveland St., 3rd Floor
         Clearwater, FL 33755

2. Issuer Name and Ticker or Trading Symbol
         Tidalwave Holdings Inc. (TDWV)

3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Year
         March 2001

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
         [X] Director      [_] 10% Owner       [X] Officer (give title below)
         [_] Other (specify below)

                            Managing Director

7. Individual or Joint/Group Filing (Check Applicable Line)
         [X] Form filed by One Reporting Person
         [_] Form filed by More than One Reporting Person

===============================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
===============================================================================

1.                         2.                        3.                         4.
Title of Security          Transaction Date          Transaction Code           Securities Acquired (A)
(Instr. 3)                 (Month/day/year)          (Instr. 8)                 or Disposed of (D)
                                                     ---------------------      (Instr. 3,4, and 5)
                                                     Code            V          ------------------------------------
                                                                                                 (A)
                                                                                Amount            or          Price
                                                                                                 (D)
-------------------------------------------------------------------------------------------------------------------
Common Stock               3/02/01                   J(1)                      297,619            A           $0.084

5.                                  6.                        7.
Amount of Securities                Ownership Form:           Nature of Indirect
Beneficially Owned                  Direct (D) or             Beneficial Ownership
At End of Month                     Indirect (I)              (Instr. 4)
Instr. 3 and 4                      (Instr. 4)
----------------------------------------------------------------------------------
25,637,294                          D                         N/A

==============================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
==============================================================================

==============================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
==============================================================================

1.                2.                        3.                4.                5.
Title of          Conversion                Transaction       Transaction      Number of Derivative
Derivative        or Exercise               Date (Month/      Code              Securities Acquired (A)
Security          Price of                  Day/Year)         (Instr. 8)        or Disposed of (D)
(Instr. 3)        Derivative                                  --------------    (Instr. 3, 4, and 5)
                  Security                                    Code      V       ----------------------------
                                                                                     (A)         (D)
-------------------------------------------------------------------------------------------------------------------


6.                                          7.                                  8.
Date Exercisable                            Title and Amount                    Price of Derivative
and Expiration Date                         of Underlying                       Security (Instr. 5)
(Month/Day/Year)                            Securities
-------------------------------             (Instr. 3 and 4)
Date              Expiration                -------------------------------
Exercisable       Date                      Title             Amount
                                                              Or Number
                                                              Of shares

-------------------------------------------------------------------------------------------------------------------

==============================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) Cont.
==============================================================================

9.                                  10.                                11.
Number of Securities                Ownership Form                     Nature of Indirect
Beneficially Owned                  of Derivative Security:            Beneficial Ownership
at End of Month                     Direct (D) or Indirect (I)         (Instr. 4)
(Instr. 4)                          (Instr. 4)
-------------------------------------------------------------------------------------------------------------------


==============================================================================
Explanation of Responses:
(1) The Reporting Person received 297,619 common shares of the Issuer pursuant to an Employment Agreement entered into on January 1, 2001
==============================================================================

SIGNATURE OF REPORTING PERSON

/s/ L. Edward Bache, Sr.
------------------------

Date: April 10, 2001

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.